Exhibit 7

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The tables below set forth our consolidated ratios of earnings to fixed charges for the five-year period ended October 31, 2017:

	Year ended October 31, 2017	Year ended October 31, 2016	Year ended October 31, 2015	Year ended October 31, 2014	Year ended October 31, 2013
Excluding Interest on Deposits	5.17	5.90	6.14	6.23	5.34
Including Interest on Deposits	2.43	2.61	2.53	2.43	2.28

For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs, and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.

Royal Bank of Canada and Subsidiaries

Ratio of Earnings to Fixed Charges and Preferred Dividends

	Year Ended October 31, 2017	Year Ended October 31, 2016	Year Ended October 31, 2015	Year Ended October 31, 2014	Year Ended October 31, 2013

(Canadian dollars in millions)
Excluding Interest on Deposits

Net Income before income taxes	$14,672	$13,299	$12,623	$11,710	$10,447

Less: Income/(loss) from equity investees (Note 1)	(331)	(184)	(146)	(162)	(139	) Note 1
Fixed Charges:
Interest expense (excl. Deposits)	$3,200	$2,454	$2,235	$2,030	$2,205
Estimated interest within rental expense	241	220	193	177	169

Total fixed charges	3,441	2,674	2,428	2,207	2,374

Preferred dividend requirements (Note 2)	385	374	240	277	317	Note 2

Fixed charges and preferred dividends	3,826	3,047	2,668	2,484	2,691

Earnings	17,782	15,788	14,905	13,755	12,682

Ratio of earnings to fixed charges	5.17	5.90	6.14	6.23	5.34

Ratio of earnings to fixed charges and preferred dividends	4.65	5.18	5.59	5.54	4.71

Including Interest on Deposits

Net Income before income taxes	$14,672	$13,299	$12,623	$11,710	$10,447

Less: Income/(loss) from equity investees (Note 1)	(331)	(184)	(146)	(162)	(139	) Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$9,764	$7,921	$7,958	$7,903	$7,899
Estimated interest within rental expense	241	219	193	177	169

Total fixed charges	10,005	8,140	8,151	8,080	8,068

Preferred dividend requirements (Note 2)	385	374	240	277	317	Note 2

Fixed charges and preferred dividends	10,390	8,514	8,391	8,357	8,385

Earnings	24,346	21,255	20,628	19,628	18,376

Ratio of earnings to fixed charges	2.43	2.61	2.53	2.43	2.28

Ratio of earnings to fixed charges and preferred dividends	2.34	2.50	2.46	2.35	2.19

Note (1)	2017	2016	2015	2014	2013
Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $‘000s):
Associated Corporations
(equity accounted investments - IFRS)	335	176	149	162	159
Impairment of investments in JV and associates	(4)	8	(3)	-	(20)

	331	184	146	162	139

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	300	294	191	213	253
Taxable Equivalent Gross-up
(1-Effective Tax Rate for period)	78.2%	78.6%	79.4%	76.9%	79.9%

Preferred Dividend Requirement	385	374	240	277	317

Effective Tax Rate	21.8%	21.4%	20.6%	23.1%	20.1%